UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CALL NOTICE
—

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Petrobras or Company”), hereby calls the Company’s shareholders to the Annual and Extraordinary Shareholders’ Meeting, to be held on April 25, 2024, at 1:00 p.m., in a partially digital manner, under CVM Resolution 81, of March 29, 2022 (“CVM Resolution 81”), i.e. shareholders may participate in the Meeting via the Digital Platform made available by the Company or in person. If attending the meeting in person, it will be held in Auditorium 1 of Petrobras’ Edifício Senado, at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, to resolve on the following matters:

Annual Shareholders’ Meeting

I.       Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company's Financial Statements, accompanied by the independent auditors’ report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2023;

II.        Proposal for the Allocation of the Net Income for 2023;

III.       Proposal for the establishment of 11 (eleven) Board of Directors members;

IV. Election of 11 (eleven) members of Petrobras’ Board of Directors, upon approval of item III above, among which 1 (one) position shall be filled by a representative of Petrobras’ employees, elected by a direct vote of his/her peers, in a election already conducted in 2023, according to Paragraph 1 of Article 2 of Law 12,353, of December 28, 2010; 1 (one) member shall be chosen by minority common shareholders, in a separate election process (if a larger number does not fall to them through the multiple voting process); and 1 (one) member shall be chosen by the preferred shareholders, also through a separate election process;

V.       Resolution on the independence of Elected Board of Directors Members;

VI.       Election of the Chair of Petrobras’ Board of Directors.

VII.       Proposal for the establishment of 5 (five) members for Petrobras’ Fiscal Council;

VIII.       Election of 5 (five) members of Petrobras’ Fiscal Council and their respective alternates in an equal number, upon approval of item VII above, among which 1 (one) member and his/her respective alternate shall be appointed by minority common shareholders and 1 (one) member and his/her respective alternate shall be appointed by preferred shareholders, both through the separate voting process; and

IX.       Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees to Petrobras’ Board of Directors.

Extraordinary Shareholders’ Meeting

I.        Proposal for the amendment of Articles 19 and 44, and subsequent consolation of the Bylaws, according to the Management Proposal filed at the websites of the Brazilian Securities and Exchange Commission (“CVM") and the Company.

Considering that the Meetings will be partially digital, shareholders may participate via:

(a)       Remote Voting Form (“Form”), whose model is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and CVM (http://www.cvm.gov.br ), or through their custody agents;

(b)       Digital Platform, which may be accessed in person or by a proxy, duly constituted, under CVM Instruction 81, in which case the shareholder may (i) simply participate in the Meetings, whether having or not sent the Form; or (ii) participate and vote at the Meeting, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast via Digital Platform will prevail; or

(c) in person or by a proxy duly constituted under CVM Resolution 81, attending the meeting on the aforementioned day, time, and venue, with the documents indicated in the Meetings Manual and Instructions for Participation in Meetings, in which case the shareholder may (i) simply participate in the Meetings, even if they have already submitted the Form; or (ii) participate and vote at the Meetings, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast in person will prevail.

To prove their status as Company shareholders, the provisions of Article 126 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”) and Article 13 of Petrobras’ Bylaws, as applicable, must be followed.

The Company informs shareholders that, to participate in the Meetings, they must follow the detailed instructions regarding all forms of participation provided in the Meeting Manual and the Instructions for Participation in the Meetings.

The Company informs that shareholders who want to participate in person or via Digital Platform in the Meetings must register by 1:00 p.m. of April 23, 2024, at https://qicentral.com.br/m/agoe-petrobras-2024, sending the documents below. For those who will participate in person, the documents can be exceptionally presented on the day of the Meetings, and the Company informs that it will receive them after 10:00 a.m., at the venue of the Meetings.

The shareholder who has registered to participate in the Meetings via Digital Platform and further decides to attend the Meetings in person at Auditorium 1 of Petrobras’ Edifício Senado must observe the rules for proving their shareholder status at the time of their in-person attendance at the Meeting, as informed in this Notice and in the other AGM documents. In this case, the shareholder agrees not to have simultaneous or alternating accesses regarding the forms of participation in the meeting, i.e. the shareholder agrees that the access link to the Digital Platform previously sent will be deactivated.

In-person or digital participation:

Individual Shareholder must present:

(a)	valid identity document with a photo of the shareholder (original or certified copy). The following documents in force can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(c) the proxy of an individual shareholder (constituted less than one year from the Meeting date) must present the proxy’s identification documents and proof of representation that comply with the provisions of Article 126 of Brazilian Corporation Law. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, with notarization and consularization being waived. Documents in English or Spanish do not require translation. Power of attorneys granted by shareholders through physical means must have recognized signatures, and through electronic means, will only be accepted if digitally signed using digital certification;

(d) if through digital means, the shareholder must indicate an email to receive the individual invitation to access the Digital Platform and consequent participation in the Meeting.

Corporate Shareholder or other Legal Entity:

(a) valid identity document with a photo of the legal representative (original or certified copy). The following documents in force can be sent: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) corporate documents proving the legal representation powers of the shareholder, including the appointment by proxy (the proxy must have been appointed less than one year from the date of the Meeting) and a copy of the current consolidated Bylaws or articles of association with corporate taxpayer’s ID (CNPJ), as well as the qualification documents of its Board member(s) or executive officer(s) and the minutes of their election, as applicable. In the case of investment funds, copies of (i) the current consolidated regulations of the fund with corporate taxpayer’s ID (CNPJ), (ii) the current consolidated articles of association or partnership agreement of its administrator or manager, as applicable, (iii) documents proving the representation of the administrator or manager, if by proxy; and (iv) the minutes of the election of the Board member(s) or executive officer(s) representing the administrator or manager of the fund or who have the authority to appoint its representative. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but they are not required to be notarized nor legalized at the Brazilian Consulate. Documents in English or Spanish do not require translation. Power of attorneys granted by shareholders through physical means must have recognized signatures, and through electronic means, will only be accepted if digitally signed using digital certification;

(c) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(d) if through digital means, the shareholder must indicate an email to receive the individual invitation to access the Digital Platform and consequent participation in the Meeting.

The minimum percentage of the Company’s share capital necessary for the multiple voting procedure to be requested for the election of the members of the Board of Directors at the Annual Shareholders' Meeting is five percent (5%) of the voting capital, according to CVM Resolution 70, March 22, 2022. The possibility to request the adoption of a multiple voting procedure shall be exercised by shareholders up to forty-eight (48) hours before the Meetings, i.e. until 1:00 p.m. of April 23, 2024, according to paragraph 1 of article 141 of Brazilian Corporation Law.

Under item II of Paragraphs 4 and 6 of Article 141 of Brazilian Corporation Law, preferred shareholders who intend to exercise the right to elect a member of the Board of Directors through separate voting must jointly represent, at least, a quorum of 10% (ten percent) of the share capital present at the Meeting and prove uninterrupted ownership of their shareholding since January 25, 2024.

The exercise of the voting right in case of stock lending will be borne by the borrower, except if otherwise provided for in the contract signed between the parties, in which case said contractual instrument must be made available during the accreditation phase for participation in the Meetings.

Despite the possibility of participating in-person or via Digital Platform, Petrobras recommends that shareholders adopt the Remote Voting Form.

The Company informs that the instructions provided in the Meetings Manual and the Remote Voting Form aim to help shareholders fill out the Remote Voting Form. Shareholders who choose to use the Remote Voting Form are solely and entirely responsible for filling it out correctly, regardless of how they have accessed it, either directly (on the websites of the Company or CVM), or indirectly (by sending the form to be filled out by custody agents, voting recommendation consulting firms hired by the shareholder, or the Company’s bookkeeper institution).

The documents related to the matters to be resolved at the Annual and Extraordinary Shareholders’ Meeting are available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and Brazilian Securities and Exchange Commission – CVM (http://www.cvm.gov.br), according to CVM Resolution 81.

Rio de Janeiro, March 22th, 2024.

Pietro Adamo Sampaio Mendes

Chair of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer